7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES SHAREHOLDERS’ APPROVAL OF MERGER AGREEMENT

GUANGZHOU, CHINA, June 26, 2013 – 7 Days Group Holdings Limited (NYSE: SVN; “7 Days Group” or the “Company”), a leading economy hotel chain based in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to approve the previously announced agreement and plan of merger dated February 28, 2013 (the “Merger Agreement”), by and among the Company, Keystone Lodging Company Limited (“Parent”), Keystone Lodging Acquisition Limited (“Merger Sub”) and Keystone Lodging Holdings Limited (“Holdco”), pursuant to which Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Approximately 88.3% of the Company’s ordinary shares entitled to vote at the extraordinary general meeting were voted in person or by proxy with respect to the proposal to approve and authorize the Merger Agreement and the Cayman Islands plan of merger and the transactions contemplated by the Merger Agreement, including the Merger, of which approximately 86.0% voted in favor of such proposal.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company and its American depositary shares, each representing three ordinary shares of the Company, would no longer be listed on the New York Stock Exchange.

ABOUT 7 DAYS GROUP

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Investor Contact:
Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (US):

Mahmoud Siddig, Managing Director

Taylor Rafferty

+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

Investor Relations (HK):

Candy Cheung, Senior Consultant

Taylor Rafferty

+852 3196 3712

7DaysInn@taylor-rafferty.com

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